Mark Lynch Appointed Independent Director of Butterfield

Hamilton, Bermuda-October 22, 2019: The Bank of N.T. Butterfield & Son Limited (“Butterfield” or the “Bank”) (NYSE: NTB | BSX: NTB.BH) announced today that Mark Lynch, a former partner at Wellington Management Company (“Wellington”), has joined the Bank’s Board as an Independent Director, bringing the total number of directors to ten.
Mr. Lynch is a respected investment manager and analyst with a specialization in financial services. On June 30, 2019, he withdrew as a partner of Boston-based Wellington, where he had served as the firm’s senior financial services analyst since 1994 and a partner since 1996.  He was also a portfolio manager of mutual funds, hedge funds, and institutional portfolios over that period.

Prior to joining Wellington, Mr. Lynch was a US regional bank analyst with Lehman Brothers and Bear Stearns.

Michael Collins, Butterfield’s Chairman and Chief Executive Officer, said “We are pleased to have Mark join our Board as an Independent Director. His background as a bank analyst and success as a portfolio manager complements the expertise of our effective and diverse Board, benefiting all our stakeholders.

“Under Mark’s leadership, Wellington Management was part of the investor group that participated in the Bank’s recapitalization in 2010. Mark has a deep understanding of our business and markets, and recognizes the value and growth potential of our franchise. Our Board deliberations will benefit from his insight and industry perspective.”

Mr. Lynch is also a director of Dads' Resource Center in State College, Pennsylvania. He holds a degree in European History from Harvard College.

-ENDS-

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, the successful completion and integration of acquisitions (including the recently closed acquisition of ABN AMRO (Channel Islands) Limited) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at http://www.sec.gov. Except otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Mark Johnson
Investor Relations                 Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
Fax : (441) 295 1220                Fax: (441) 295 3878
E-mail: noah.fields@butterfieldgroup.com        E-mail: mark.johnson@butterfieldgroup.com